Filed Pursuant to Rule 433
Registration Statements No. 333-208778 and 333-222495

Issuer Free Writing Prospectus

Republic of Chile

US$2,000,000,000 3.240% Notes due 2028

Final Terms and Conditions

As of January 29, 2018

Issuer:	Republic of Chile.

Title:	3.240% Notes due 2028.

Expected Ratings[1]:	Aa3 /A+ / A (Moody’s / S&P / Fitch).

Currency:	U.S. Dollars (US$).

Principal Amount[2]:	US$2,000,000,000.

Maturity Date:	February 6, 2028.

Settlement Date (T+6):	February 6, 2018.

Benchmark Treasury:	UST 2.250% due November 15, 2027.

Benchmark Treasury Price/Yield:	96-05+ / 2.697%.

Spread to Benchmark Treasury:	55 basis points.

Yield to Maturity:	3.247%.

Public Offering Price:	99.941% plus accrued interest, if any, from February 6, 2018.

Interest:	3.240% per annum payable semi-annually in arrears.

Payment of Interest:	Amounts due in respect of interest will accrue and be paid semi-annually in arrears.

Interest Payment Dates:	Interest payment dates shall be on February 6 and August 6 of each year, commencing on August 6, 2018.

Optional Redemption:	At any time on or after November 6, 2027 (three months prior to the maturity date of the notes), Chile will have the right at its option, upon giving not less than 30 days’ nor more than 60 days’ notice, to redeem the notes prior to their maturity, in whole at any time or in part from time to time, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest and additional amounts, if any, on the principal amount of the notes to, but excluding, the date of redemption.

Denominations:	US$200,000 and integral multiples of US$1,000 in excess thereof.

Day Count:	30/360.

Format:	SEC Registered; Global.

CUSIP/ISIN:	168863CF3/US168863CF36.

Euro Offering:	On January 25, 2018, the Republic of Chile offered €830,000,000 principal amount of its 1.440% Notes due 2029 in an offering registered with the Securities and Exchange Commission.

Governing Law:	State of New York.

Listing:	Application will be made to list the notes on the official list of the Luxembourg Stock Exchange and to admit the notes for trading on the Euro MTF Market.

Joint Bookrunners (Allocation):	Citigroup Global Markets Inc. (25%) Goldman Sachs & Co. LLC (25%) J.P. Morgan Securities LLC (25%) Merrill Lynch, Pierce, Fenner & Smith Incorporated (25%)

[1]	The security ratings above are not a recommendation to buy, sell or hold the notes offered hereby. The ratings may be subject to revision or withdrawal at any time by Moody’s Investors Service, Inc., Standard & Poor’s Ratings Service and Fitch Ratings Limited. Each of the security ratings above should be evaluated independently of any other security rating.
[2]	The aggregate principal amount of Notes includes approximately US$985,000,000 intended to fund the purchase of outstanding Preferred Tenders (as such term is defined in the Offer to Purchase dated January 29, 2018 of the Republic of Chile (the “Offer to Purchase”)) in the concurrent tender offer pursuant to the Offer to Purchase, and the amount may be adjusted based on final acceptances in the tender offer. The Republic of Chile will announce the amount of Preferred Tenders and Non-Preferred Tenders that it is accepting on January 30, 2018.

The following additional information of the Republic of Chile and regarding the securities is available from the SEC’s website and also accompanies this term sheet:

•	https://www.sec.gov/Archives/edgar/data/19957/000110465917038709/0001104659-17-038709-index.htm

•	https://www.sec.gov/Archives/edgar/data/19957/000119312518010136/0001193125-18-010136-index.htm

•	https://www.sec.gov/Archives/edgar/data/19957/000090342315000718/rocsb.htm

•	https://www.sec.gov/Archives/edgar/data/19957/000119312518008229/d455930dsb.htm

•	https://www.sec.gov/Archives/edgar/data/19957/000119312518022581/d538640d424b3.htm

Delivery of the notes is expected on or about February 6, 2018, which will be the sixth business day following the date of pricing of the notes. Under Rule 15c6–1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the Closing Date may be required, by virtue of the fact that the notes initially will settle in T+6, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade notes prior to the Closing Date should consult their own advisor.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or any prospectus supplement for this offering if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146, Goldman Sachs & Co. LLC at 1-866-471-2526, J.P. Morgan Securities LLC at 1-866-846-2874, and Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322.

This term sheet has been prepared on the basis that any offer of notes in any Member State of the European Economic Area (“EEA”) will be made pursuant to an exemption under the Directive 2003/71/EC, as amended (“Prospectus Directive”) from the requirement to publish a prospectus for offers of notes. Accordingly any person making or intending to make an offer in that Member State of notes which are the subject of the offering contemplated in this term sheet may only do so in circumstances in which no obligation arises for Chile or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither Chile nor the underwriters have authorized, nor do they authorize, the making of any offer of notes in circumstances in which an obligation arises for Chile or the underwriters to publish a prospectus for such offer. The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA.

This information is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This information is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this presentation relates is available only to relevant persons and will be engaged in only with relevant persons.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.